FOCUS UNIVERSAL

8275 S. Eastern Ave. Ste. 200-674

Las Vegas, NV 89123

U.S. Securities & Exchange Commission                                                                                March 12, 2014

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Mr. Larry Spirgel, Assistant Director

Re:        Focus Universal Inc.

              Registration Statement on Form S-1

              Filed March 3, 2014

              File No. 333-193087

Dear Mr. Spirgel:

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, such that it be deemed effective on March 14, 2014, at 2:00 pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.         should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.         we may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tatyana Popova

Tatyana Popova

President